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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

VECTOR GROUP LTD.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

112525-10-0

(CUSIP Number)

Howard M. Lorber
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 112525-10-0			Page 2 of 5 Pages

1.	Name of Reporting Person: HOWARD M. LORBER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,994,836 (includes 989,115 acquirable upon exercise of options)

		8.	Shared Voting Power: –

		9.	Sole Dispositive Power: 2,994,836 (includes 989,115 acquirable upon exercise of options)

		10.	Shared Dispositive Power: –

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,994,836 (includes 989,115 acquirable upon exercise of options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions): IN

PRELIMINARY STATEMENT:
          This Amendment No. 5 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on May 3, 2000, as previously amended (the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid or payable to stockholders of the Company on September 30, 1999, September 28, 2000, September 28, 2001, September 27, 2002, September 29, 2003, September 29, 2004 and September 29, 2005.
ITEM 3. Source and Amount of Funds or Other Consideration.
          Item 3 of Schedule 13D is hereby amended to add the following:
          The amount paid to the Company by Mr. Lorber ($7,857) in connection with the restricted stock award on November 16, 2005 was provided from his personal funds.
ITEM 4. Purpose of Transaction.
          Item 4 of the Schedule 13D is hereby amended to add the following:
          See the information set forth under Item 5(c) and Item 6 of the Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby amended as follows:
     (a) As of November 16, 2005, Mr. Lorber is the beneficial owner of, in the aggregate, 2,994,836 shares of Common Stock, which constituted approximately 6.6% of the 44,592,890 shares of Common Stock outstanding as of November 8, 2005, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2005 and as adjusted for the 78,570 shares of Common Stock issued to Mr. Lorber as a restricted stock award on November 16, 2005 and the 989,115 shares acquirable by Mr. Lorber upon exercise of currently exercisable options. Mr. Lorber’s beneficial ownership includes the 989,115 options for Common Stock, granted to Mr. Lorber pursuant to the option agreements referred to in Item 6 of Amendment No. 1 to the Schedule 13D.
     (b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 687,849 shares of Common Stock held directly by Mr. Lorber, (ii) 1,317,872 shares of Common Stock held by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, and (iii) 989,115 shares of Common Stock acquirable by Mr. Lorber upon exercise of currently exercisable options. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership, a Nevada limited partnership, is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II, Inc.
          Mr. Lorber disclaims beneficial ownership of 11,910 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

Page 3 of 5 Pages

     (c) On November 16, 2005, Mr. Lorber acquired 78,570 shares of Common Stock as a restricted stock award under the Company’s Amended and Restated 1999 Long-Term Incentive Plan. In connection with the stock award, Mr. Lorber paid the Company $7,857, the par value of the shares issued. See the information set forth under Item 6.
     (d) Subject to the vesting provisions of the restricted stock award discussed in Item 6, no person other than Mr. Lorber has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.
     (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Item 6 of the Schedule 13D is hereby amended as follows:
          On November 16, 2005, Mr. Lorber was awarded a restricted stock grant of 78,570 shares of Common Stock pursuant to the Company’s Amended and Restated 1999 Long-Term Incentive Plan. In connection with the grant, the Company entered into a Restricted Share Award Agreement (the “Agreement”) with Mr. Lorber on that date. Pursuant to the Agreement, one-fourth of the shares vest on September 15, 2006, with an additional one-fourth vesting on each of the three succeeding one-year anniversaries of the first vesting date through September 15, 2009. In the event Mr. Lorber’s employment with the Company is terminated for any reason other than his death, his disability or a change of control (as defined in the Agreement) of the Company, any remaining balance of the shares not previously vested will be forfeited by Mr. Lorber.
ITEM 7. Material To Be Filed as Exhibits.
          Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit N:	Restricted Stock Award Agreement, dated as of November 16, 2005, by and between the Company and Howard M. Lorber (incorporated by reference to Exhibit 10.1 in the Company’s Form 8-K dated November 17, 2005).

Page 4 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 17, 2005

By:	/s/ Howard M. Lorber
	Name:	Howard M. Lorber

Page 5 of 5 Pages